

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Jan H. Hollar
Chief Financial Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621

> **Re: Yadkin Valley Financial Corporation**
> **Registration Statement on Form S-3**
> **Response dated December 6, 2012**
> **File No. 333-185058**

Dear Ms. Hollar:

We have reviewed your supplemental response letter dated December 6, 2012 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated November 26, 2012. We do not agree that the subsequent repayment of the preferred stock dividends has resulted in your compliance with General Instruction I.A.5(a) of Form S-3. Because you are not currently eligible to file on Form S-3 pursuant to I.A.5(a), we have not addressed your analysis with respect to General Instructions I.B.1 or 3. Please amend on a form you are eligible to use.

Selling Securityholders, page 22

2. Please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered by the entities discussed in footnote 7 on page 28.

Jan H. Hollar
Yadkin Valley Financial Corporation
December 10, 2012
Page 2

3. Please advise the staff whether any of the entities defined as the SOAM investment funds, as described in footnote 18 on page 29, are broker-dealers or affiliates, as defined by Rule 405, of broker-dealers. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments. In addition, please confirm that, other than as listed in the registration statement, none of the other selling securityholders is a broker-dealer or an affiliate of a broker-dealer.

4. If any of the selling securityholders discussed in footnote 18 are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly. We may have further comment.

5. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold. In particular, please revise your disclosure on page 29 to state that KBW *is* an underwriter of the securities, instead of that they *may be deemed* to be an underwriter.

Please contact Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

/s/Mark S. Webb

Mark S. Webb
Legal Branch Chief

cc. <u>Via E-mail</u>
Nikki Lee
Nelson Mullins Riley & Scarborough LLP